EXHIBIT 21.1

TIBCO SOFTWARE INC.

SUBSIDIARIES OF THE REGISTRANT

1.	TIBCO Software International Inc., United States of America

2.	TIBCO Extensibility Inc., United States of America

3.	TIBCO Talarian Inc., United States of America

4.	Cougar Acquisition Corporation, United States of America

5.	TIBCO Software Australia Pty. Ltd., Australia

6.	TIBCO Software NV, Belgium

7.	TIBCO Software Canada Inc., Canada

8.	TIBCO Software France SARL, France

9.	TIBCO Software GmbH, Germany

10.	TIBCO Software Srl, Italy

11.	TIBCO Software Japan Inc., Japan

12.	TIBCO Software Korea, Korea

13.	TIBCO Software Singapore Pte. Ltd., Singapore

14.	TIBCO Software SL, Spain

15.	TIBCO Software Limited, United Kingdom

16.	TIBCO Software BV, Holland

17.	TIBCO Software Brasil LTDA, Brazil

18.	TIBCO Software Hong Kong, Hong Kong

19.	TIBCO Software AS, Norway

20.	TIBCO Software AB, Sweden

21.	TIBCO Software Portugal, Sociedade Unipessoal, Lda., Portugal

22.	TIBCO Software India Private Limited, India